File Number 082-02819

SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

RECEIVED

2005 FEB 17 P 1:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

10 February 2005

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Co
Office of International Co
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA



05005949

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

PROCESSED
FEB 22 2005
THOMSON FINANCIAL

Encl.

\\PLCCOV10\Team$\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2005\C - SEC - Director's Interests - 10Feb05.doc

Severn Trent Plc has today been informed that the Trustees of the Severn Trent Plc Employee Share Ownership Trust (the "Trust") acquired, on 9 February 2005, 432,839 Ordinary shares of 65 $^{5/19}$ pence each in Severn Trent Plc (the "Company") at a price of £9.472151 per share. The shares were acquired for use in connection with the Severn Trent Plc Long Term Incentive Plan (the "Plan"). As beneficiaries of the Trust and participants in the Plan, the Executive Directors, M J Bettington, R S Brydon Jannetta, C S Matthews and M R Wilson have an interest in the shares for the purposes of Section 324 of the Companies Act 1985.

www.severntrent.com